UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GOLDCORP INC.
(Name of Subject Company (Issuer)

GLAMIS GOLD LTD.
(Name of Filing Person (Offeror))

Common Shares
(Title of Class of Securities)

38095640
(CUSIP Number of Class of Securities)

Charles A Jeannes, Esq.
Senior Vice President Administration,
General Counsel and Secretary
Glamis Gold Ltd.
5190 Neil Road, Suite 310, Reno, Nevada 89502
(775) 827-4600
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

with a copy to:

David S. Stone, Esq.
Neal, Gerber & Eisenberg LLP
2 North LaSalle Street, Suite 2200
Chicago, Illinois 60602
(312) 269-8000

Calculation of Filing Fee

Transaction Valuation (1)	Amount of Filing Fee (2)

$2,856,644,848	$336,228

(1)   Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was determined by multiplying 210,124,667, the number of Goldcorp Inc. common shares outstanding on December 22, 2004, by $13.595, the price of a Goldcorp common share, calculated based on the average of the high and low prices for Goldcorp common shares reported on the New York Stock Exchange on December 8, 2004.

(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$336,228
Form or Registration No.:	F-10
Filing party:	Glamis Gold Ltd.
Date filed:	January 7, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO is filed by Glamis Gold Ltd., a corporation organized under the laws of British Colombia, Canada (“Glamis”), and relates to the third party tender offer (the “Offer”) being made pursuant to the offer to purchase and circular dated January 7, 2005 (as amended or supplemented from time to time, the “Offer and Circular”) and in the related Letter of Transmittal. Upon the terms and subject to the conditions described in the Offer and Circular and Letter of Transmittal, Glamis is offering to purchase all outstanding common shares of Goldcorp Inc., an Ontario, Canada corporation, at a purchase price of 0.89 of a Glamis common shares for each outstanding common share of Goldcorp Inc.

Items 1 through 11.

As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer and Circular (including any Appendices or Exhibits attached thereto), is incorporated by reference into this Tender Offer Statement on Schedule TO.

ITEM 12. EXHIBITS.

(a)(1)(i)	Offer and Circular.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(v)	Letter to Clients.

(a)(1)(vi)	Letter to Shareholders.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Filed as Exhibit (a)(1)(i).

(a)(5)(i)	Press release issued by Glamis on December 16, 2004 (incorporated by reference to Form 425 filed with the Securities and Exchange Commission on December 16, 2004).

(a)(5)(ii)	Slide presentation from Glamis’ Website dated December 16, 2004 (incorporated by reference to Form 425 filed with the Securities and Exchange Commission on December 16, 2004).

(a)(5)(iii)	Press Release issued by Glamis on December 17, 2004 (incorporated by reference to Form 425 filed with the Securities and Exchange Commission on December 20, 2004).

(a)(5)(iv)	Transcript of Glamis’ Conference Call on December 17, 2004 (incorporated by reference to Form 425 filed with the Securities and Exchange Commission on December 22, 2004).

(a)(5)(v)	Press Release issued by Glamis on December 24, 2004 (incorporated by reference to Form 425 filed with the Securities and Exchange Commission on December 27, 2004).

(a)(5)(vi)	Text of Tombstone Advertisement to appear in the Wall Street Journal, dated January 10, 2005.

(b)	Not Applicable.

(d)	None.

(g)	None.

(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a)	Not applicable.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2005	Glamis Gold, Ltd.
	By:	/s/ C. Kevin McArthur

	Name:	C. Kevin McArthur
	Title:	President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(i)	Offer and Circular.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(v)	Letter to Clients.

(a)(1)(vi)	Letter to Shareholders.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Filed as Exhibit (a)(1)(i).

(a)(5)(i)	Press release issued by Glamis on December 16, 2004 (incorporated by reference to Form 425 filed with the Securities and Exchange Commission on December 16, 2004).

(a)(5)(ii)	Slide presentation from Glamis’ Website dated December 16, 2004 (incorporated by reference to Form 425 filed with the Securities and Exchange Commission on December 16, 2004).

(a)(5)(iii)	Press Release issued by Glamis on December 17, 2004 (incorporated by reference to Form 425 filed with the Securities and Exchange Commission on December 20, 2004).

(a)(5)(iv)	Transcript of Glamis’ Conference Call on December 17, 2004 (incorporated by reference to Form 425 filed with the Securities and Exchange Commission on December 22, 2004).

(a)(5)(v)	Press Release issued by Glamis on December 24, 2004 (incorporated by reference to Form 425 filed with the Securities and Exchange Commission on December 27, 2004).

(a)(5)(vi)	Text of Tombstone Advertisement to appear in the Wall Street Journal, dated January 10, 2005.

(b)	Not Applicable.

(d)	None.

(g)	None.

(h)	None.

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